(Mindspeed Letterhead)

April 1, 2010

Via Facsimile, EDGAR and U.S. Mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Tim Buchmiller

Re:	Mindspeed Technologies, Inc. Form 10-K for Fiscal Year Ended October 2, 2009 Filed November 25, 2009 File No. 001-31650

Dear Mr. Buchmiller:

This letter sets forth the responses of Mindspeed Technologies, Inc. (“we” or the “Company”), to a comment letter dated March 25, 2010 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for Fiscal Year Ended October 2, 2009

Item 7. Management’s Discussion and Analysis..., page 30

Results of Operations, page 36

1.
In your future annual and quarterly reports, please discuss and analyze the reasons for any material variations that occurred in the periods compared in the net revenues that you derive from intellectual property licensing and sales.

Response: In future annual and quarterly reports, the Company will discuss and analyze the reasons for any material variations that occurred in the periods compared in the net revenues the Company derives from intellectual property licensing and sales. If the Company had included the foregoing additional disclosure in its Form 10-K for fiscal year ended October 2, 2009, the following is an example of the additional disclosure.

“Net revenues from intellectual property licensing and sales decreased $11.4 million, or 70%, due to the magnitude and timing of intellectual property sales. We have developed and maintain a broad intellectual property portfolio, and we periodically enter into strategic arrangements to leverage our portfolio by licensing or selling our patents. We recognized our first revenues from the sale of patents during the fourth quarter of fiscal 2007, and continued to recognize patent-related revenues in most of our fiscal quarters through the second quarter of fiscal 2009. Our sales of intellectual property subsequent to the second quarter of fiscal 2009 have been impacted by the downturn in the economy which has decreased the number of buyers and prices buyers are willing to pay in the intellectual property market.”

Item 9A. Controls and Procedures, page 80

2.
We note your disclosure that your management concluded that the company’s disclosure controls and procedures were effective as “defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within required time periods.” In your future filings, please revise to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a – 15(e). Similarly, this comment applies to your quarterly reports on Form 10-Q.

Response: In future annual and quarterly reports, the Company will clarify whether the Company’s officers have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act of 1934, as amended, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. If the Company had included the foregoing additional disclosure in its Form 10-K for fiscal year ended October 2, 2009, the following is an example of such disclosure.

“Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 2, 2009. Disclosure controls and procedures are defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within required time periods, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of October 2, 2009, these disclosure controls and procedures were effective.”

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (949) 579-5500.

Very truly yours,

Mindspeed Technologies, Inc.

By:       /s/ Bret W. Johnsen
Bret W. Johnsen
Senior Vice President, Chief
Financial Officer and Treasurer